Exhibit E-5

FOR IMMEDIATE RELEASE

EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE SIX MONTHS AND YEAR ENDED MARCH 31, 2002

LONDON, May 15, 2002 – Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the six months and year ended March 31, 2002. Net revenue was £88.7 million ($126.0 million) for the six months and £120.3 million ($170.8 million) for the full year, a decrease of 18% on the previous year. On a US GAAP basis the Group had a profit before tax for the six months ended March 31, 2002 of £13.1 million ($18.6 million), with a loss before tax for the full year of £14.4 million ($20.4 million) compared to a loss of £95.1 million in 2001. This resulted in an earnings per share of 9.1p (13.0c) for the six months and a loss per share of 11.2p (15.9c) for the full year compared to a loss per share of 83.6p last year.

Business Highlights

•	Twenty titles released in the period, with four selling in excess of 350,000 units

•	Gross margin pre exceptional charges increased 9.3% to 59.5% from 50.2%

•	Total operating losses pre goodwill and exceptional charges reduced by 69.2%

•	Operating expenses pre goodwill and exceptional charges reduced by 24.8%

•	£50.6 million cash at March 31 gives stability and flexibility to capitalise on growth opportunities

•	PlayStation 2 exclusivity deal for "Lara Croft Tomb Raider: The Angel of Darkness'' announced

•	John van Kuffeler appointed as Non-Executive Chairman, following the period end. Ian Livingstone becomes Creative Director.

Commenting on these results John van Kuffeler, Chairman, stated:

Review of Operations

Turnover for the twelve months to March 31, 2002 decreased 26.7% from £164.2 million to £120.3 million (pre exceptional charges). Operating losses pre goodwill and exceptional charges were reduced by 69.2% from £23.3 million to £7.2 million. The loss per share was 10.7p, or 1.6p excluding goodwill, compared to 84.5p and 70.5p respectively, based on a weighted average number of shares in issue during the period of 132,514,410 (2001: 115,223,869). The 2001 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 – Earnings per share.

In the twelve months to March 31, 2002 we shipped twenty new titles (2001: twenty), including eleven for PlayStation 2 and two for Xbox. A number of key franchise titles such as Blood Omen 2, Soul Reaver 2, and the PC CD versions of Commandos 2 and Championship Manager Season 01/02, all sold in excess of 350,000 units during the period. Championship Manager Season 01/02 became the UK's fastest selling PC CD title of all time when it launched in October 2001, whilst Blood Omen 2 was a top five title on both PlayStation 2 and Xbox, when it shipped in the USA at the end of March 2002. Whilst we were broadly satisfied with the performance of these particular titles the balance of our portfolio of new releases did not meet expectations. Catalogue sales of earlier versions of franchise titles such as Tomb Raider and TimeSplitters remained strong in the period.

The gross margin for the full-year was 59.5% compared to 50.2% (pre exceptional charges) for the corresponding period last year. Improved controls over channel and inventory exposures contributed to the increase in margins

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in the period, whilst royalty costs were also greatly reduced. This was partly as a result of the shift towards internally developed titles and the reduced reliance on licensed titles during the period. Gross margins are forecast to fall slightly in the coming year as a result of a shift in the sales mix towards console titles, however they are nevertheless expected to remain significantly ahead of the levels reported in the year to March 31, 2001.

Operating expenses before goodwill fell by 24.8% to £80.2 million, compared to £106.7 million for the same period last year (pre exceptional charges). Whilst improved controls over variable marketing expenses have contributed to this decrease, the majority of the savings have come from sustained downward pressure on the Group's fixed cost base. Overall fixed costs excluding goodwill and exceptionals were reduced by 28.7% in the year from £46.6 million to £33.2 million, on a like for like basis. Over a two-year period the Group has now exceeded its target for reducing the level of fixed costs, by achieving on-going savings of £22.7 million, on this basis. It is the Group's intention to hold its fixed costs at this lower level, after adjusting for one off costs and any effects of the change in year-end.

The Group realised a £4.4 million profit on the disposal of investments in the period, compared to a £36.3 million loss in the prior period. This factor combined with the increase in gross margins and the reduction in operating expenses described above has meant that the net loss in accordance with US GAAP for the twelve month period has fallen from £96.3 million in the prior period to £14.8 million in the current period. The basic loss per share has also fallen from 83.6p to 11.2p accordingly.

Selling and Marketing

Improved controls over variable advertising costs were introduced into the Group's publishing businesses during the period, with the aim of targeting annual expenditure more effectively. Advertising costs in the twelve months to March 31, 2002 were £12.3 million (10.3% of turnover) compared to £23.1 million (14.1% of pre exceptional turnover) for the same period last year. During the period retail co-operative advertising expenses of £1.9 million incurred in the USA were reclassified from turnover to advertising costs (2001: £3.8 million). This treatment more accurately reflects the nature of the expenditure and allows closer monitoring within the improved framework of controls on variable advertising spend.

The fixed element of selling and marketing costs was down 55.4% to £8.2 million compared to £18.4 million in the prior year. The significant reduction in expenditure is due to reduced exhibition expenditure in the period and permanent savings arising from salary and licence amortisation costs in our publishing businesses.

Research and Development

Research and development represents the Company's total investment in product development of £39.4 million (2001: £42.5 million). The reduction in expenditure reflects the continued move towards internal development, which is one of the cornerstones of the Group's future development strategy. The Group intends to maintain this level of investment in developing titles for future release.

General and Administrative

General and administrative costs before goodwill amortisation were £20.3 million, compared to £22.6 million (pre exceptional charges) in the corresponding period. The reduction in like for like expenditure reflects significant permanent savings in salary and other costs. Total general and administrative costs for the period were £27.2 million including goodwill amortisation of £6.9 million, compared to £33.5 million including goodwill amortisation of £10.9 million in 2001 (pre exceptional charges). The reduction in the amortisation charge resulted from the goodwill relating to the 1998 acquisition of Crystal Dynamics becoming fully amortised during the period.

Financing and Cashflow

The Group had net cash balances of £50.6 million at March 31, 2002 (2001: £9.5 million). The strong closing cash position reflects the success of the Rights Issue in July 2001 and the disposal of the Group's remaining stake in Opticom in November and December 2001. Enhanced working capital and tax management procedures have also contributed to the improvement in the Group's cash position, which remains higher than following the Rights Issue.

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The net cash outflow from operating activities was £15.4 million compared to a £1.9 million inflow in the corresponding period. This outflow reflects the operating loss incurred and the significant number of new releases which shipped towards the end of the period.

Exceptional items

The Group disposed of its remaining shareholding in Opticom during the period, realising net proceeds of £11.0 million and a net profit of £8.5 million. This profit was partially off-set by write downs and losses on other disposals of £4.1 million, which occurred following a review of the Group's other investments in the period.

Taxation

Based on the level of losses sustained, there is no tax charge in the period. There are still significant brought forward losses available within the Group to offset future trading profits. The Group has however reviewed the provisions of FRS19 – Deferred Tax, and believes that no further amounts should be recognised in respect of these losses.

Change of year-end

As previously announced in our 2002 Interim Results, the Group will change its year-end during the current financial year, to June 30.

Historically, a significant proportion of sales has taken place in the fourth quarter of the Group's financial year. This has meant the Group's outcome for the year has been difficult to anticipate until a late stage in the financial year. Changing the year-end will reduce this uncertainty and as a result should increase the Group's ability to respond to changing circumstances and take corrective action where necessary. We will therefore be publishing our results for the fifteen months to June 30, 2002 later in the year, before reverting to a twice yearly reporting cycle based on a June 30 year end.

Current Trading and Future Prospects

The months immediately following March 31 are typically relatively quiet for the Group, with a limited number of new titles being released. The Xbox version of Championship Manager Season 01/02 has shipped in the UK, entering the top ten in the charts during its first week of release and we expect the PlayStation 2 version of Deus Ex to ship in Europe prior to June 30.

Beyond this, our strong schedule of releases for the twelve months to June 30, 2003 and the continued strong growth in the market for next generation consoles marks the beginning of a new phase of growth for the Group. Key franchise titles scheduled to ship in the year include Hitman 2 (PlayStation 2, Xbox and PC CD) TimeSplitters 2 (PlayStation 2, GameCube and Xbox) and Championship Manager 4 (Xbox and PC CD). A new installment of the Tomb Raider franchise will also be released in the period on PlayStation 2 and PC CD. We were delighted to announce recently that Lara Croft Tomb Raider: The Angel of Darkness, will be exclusive to PlayStation 2 on the videogame console format. We believe that this strategic alliance underlines the complementary strengths of the PlayStation 2 and Tomb Raider brands and will maximize the potential of the franchise for both companies. In addition to these titles the Group has a number of new titles scheduled for release, which it believes have future franchise potential.

Our results for the twelve months to March 31, 2002 demonstrate a number of significant improvements that we have introduced to our business. Nevertheless there is still work to be done to ensure that the potential that exists within our development business is realised fully and that we are able to capitalise on the opportunities for growth that currently exist in our market. Whilst good progress has already been made in this area with the introduction of new risk-based techniques which are used in the regular and ongoing assessment of titles in development, this remains a key focus for the Group during the forthcoming year.

The entertainment software market continues to grow at impressive rates with the installed base of next generation consoles currently exceeding 25 million units. We have a significant turnaround programme in place that continues to produce results. Combined with the continuing focus of our senior management team and the support of our staff, we feel confident that these ongoing enhancements to the way in which we manage our business will be reflected in further improvements in our financial performance over the forthcoming year.

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Commenting on these results Michael McGarvey, Chief Executive Officer, said:

"Our results for the twelve months to March 31, 2002 show significant improvements in our operating and financial performance and mark another key stage in the recovery of the Group. For the reasons outlined in our Interim Results and our March 19, 2002 Trading Update, turnover for the period is down on the prior year. Gross margins have however improved significantly over the same period and we have successfully reduced our fixed cost base. Following the successful Rights Issue in July 2001, our cash position is strong.

The next generation of hardware systems is becoming more firmly and more widely established and the prospects for growth in the entertainment software market remain correspondingly strong. Our portfolio of forthcoming releases contains next generation versions of many of our key franchises such as Lara Croft Tomb Raider: The Angel of Darkness, TimeSplitters 2, Hitman 2 and Championship Manager 4 combined with selected new titles across all major formats. In addition to this promising line-up, we are entering the next stage of our development with a strengthened Board, improved processes and more robust operating fundamentals. Consequently whilst we continue to focus on our overall financial performance, we believe that there is much to be positive about and much to look forward to.''

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	US GAAP Six Months Ended March 31,			US GAAP Year Ended March 31,

	2002		2001	2002		2001

	$000	£000	£000	$000	£000	£000

Net sales	139,002	97,889	115,541	190,668	134,273	173,771	*

Total operating profit/(loss) before goodwill	18,040	12,704	(13,534)	(8,257)	(5,815)	(33,861	)*

Profit/(loss) before taxation	18,555	13,067	(12,484)	(20,383)	(14,354)	(95,054)

Net profit/(loss) after taxation and minority interests	18,092	12,742	(20,644)	(21,051)	(14,822)	(96,304)

Earnings/(loss) per share before goodwill	17.4c	12.3p	(10.8)p	(2.8)c	(2.0)p	(69.3)p

Earnings/(loss) per share	13.0c	9.1p	(17.9)p	(15.9)c	(11.2)p	(83.6)p

Weighted average shares	139,402,503		115,306,352	132,514,410		115,223,869

*Pre exceptional

Notes:
1.	The Company's financial statements are expressed in Pounds Sterling. References to `Pounds Sterling' or `£' are to the currency of the United Kingdom and references to `$', `US dollars' or `US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.42 to £1.00, the exchange rate published by Datastream for March 28, 2002.
2.	Certain statements contained in this press release may be deemed forward-looking, and involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, product delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants, retail acceptance of the company's published and third party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's Form 20-F for the period ended March 31, 2001.
3.	The consolidated financial information as set out above, has been prepared on the basis of the accounting policies set out in the Eidos plc annual report for the year ended March 31, 2001 unless stated otherwise.
4.	The 2001 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with SFAS No.128 – Earnings per share.

# # #

Contact:
Michael McGarvey, CEO:	0011 44 20 8636 3000
Jonathan Glass, Brunswick:	0011 44 20 7404 5959
Brian Schaffer or Chris Plunkett, Brainerd Communicators:	001 212 986 6667

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EIDOS plc

Consolidated Statements of Operations Reconciled to US GAAP for the six months and year ended March 31, 2002

	Six months ended March 31,			Year ended March 31,
UK GAAP	2002	2002	2001	2002	2002	2001

	$000	£000	£000	$000	£000	£000
Turnover: Group and share of joint ventures'	136,909	96,415	115,922	185,933	130,939	173,528
Less: exceptional returns provisions	—	—	—	—	—	(16,900)

	—	—	—	—	—	—
	136,909	96,415	115,922	185,933	130,939	156,628
Less: share of joint ventures' turnover	(10,935)	(7,701)	(6,073)	(15,136)	(10,659)	(9,374)

Group turnover – continuing operations	125,974	88,714	109,849	170,797	120,280	147,254
Costs of sales	(51,726)	(36,427)	(57,772)	(69,126)	(48,680)	(81,722)

Gross profit	74,248	52,287	52,077	101,671	71,600	65,532

Sales and marketing	(15,403)	(10,847)	(24,138)	(29,187)	(20,554)	(41,530)
Research and development	(27,128)	(19,104)	(22,044)	(55,928)	(39,386)	(42,541)
General and administrative
Amortisation of goodwill	(1,860)	(1,310)	(5,550)	(9,807)	(6,906)	(10,915)
Other	(15,256)	(10,744)	(9,326)	(28,815)	(20,292)	(23,519)

Total general and administrative	(17,116)	(12,054)	(14,876)	(38,622)	(27,198)	(34,434)

Operating expenses	(59,647)	(42,005)	(61,058)	(123,737)	(87,138)	(118,505)

Group operating profit/(loss)	14,601	10,282	(8,981)	(22,066)	(15,538)	(52,973)
Share of operating profit of joint venture	1,113	784	571	2,053	1,446	876
Joint venture goodwill amortisation	(3,918)	(2,759)	(2,732)	(7,373)	(5,192)	(5,192)

Total operating profit/(loss) – continuing operations – before goodwill and exceptionals	17,574	12,376	(2,860)	(10,206)	(7,186)	(41,182)
Total amortisation of goodwill	(5,778)	(4,069)	(8,282)	(17,180)	(12,098)	(16,107)

Total operating profit/(loss) – continuing operations	11,796	8,307	(11,142)	(27,386)	(19,284)	(57,289)
Profit/(loss) on investments	6,215	4,377	(59)	6,215	4,377	(36,308)

	18,011	12,684	(11,201)	(21,171)	(14,907)	(93,597)
Income from investments	216	152	136	216	152	136
Interest receivable and similar income	1,181	832	246	2,309	1,626	835
Interest payable and similar charges	(574)	(404)	(3,191)	(1,480)	(1,042)	(3,732)

Profit/(loss) on ordinary activities before tax	18,834	13,264	(14,010)	(20,126)	(14,171)	(96,358)
Tax on profit/(loss) on ordinary activities	—	—	(7,977)	—	—	(971)

Net profit/(loss) after tax (prepared under UK GAAP)	18,834	13,264	(21,987)	(20,126)	(14,171)	(97,329)

Earnings/(loss) per share before goodwill	17.7c	12.4p	(11.9)p	(2.2)c	(1.6)p	(70.5)p
Earnings/(loss) per share	13.5c	9.5p	(19.1)p	(15.2)c	(10.7)p	(84.5)p

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EIDOS plc

Consolidated Statements of Operations Reconciled to US GAAP
for the six months and year ended March 31, 2002 (continued)

	Six months ended March 31,			Year ended March 31,
Reconciliation to US GAAP	2002	2002	2001	2002	2002	2001

	$000	£000	£000	$000	£000	£000
Net profit/(loss) after tax (prepared under UK GAAP)	18,834	13,264	(21,987)	(20,126)	(14,171)	(97,329)
Amortisation of goodwill – group	—	—	450	501	353	886
Amortisation of goodwill – associates	(452)	(318)	(410)	(693)	(488)	(1,219)
Full consolidation of joint venture	—	—	53	—	—	108
Deferred bank charges	—	—	1,250	(1,775)	(1,250)	1,250
Revenue recognition	—	—	—	1,332	938	—
Provision against Investments	(290)	(204)	—	(290)	(204)	—

Net profit/(loss) after taxation and minority interests in accordance with US GAAP	18,092	12,742	(20,644)	(21,051)	(14,822)	(96,304)

Earnings/(loss) per share in accordance with US GAAP
Earnings/(loss) per share before goodwill	17.4c	12.3p	(10.8)p	(2.8)c	(2.0)p	(69.3)p
Earnings/(loss) per share (basic & diluted)	13.0c	9.1p	(17.9)p	(15.9)c	(11.2)p	(83.6)p

Notes:
The earnings per share is based on a weighted average number of ordinary shares in issue for the six months of 139,402,503 (2001: 115,306,352) and 132,514,410 (2001: 115,223,869) for the year ended March 31, 2002. The 2001 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current perod, in accordance with FRS14 – Earnings per share (UK GAAP) and SFAS No.128 (US GAAP).

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EIDOS plc

Consolidated Balance Sheets Reconciled to US GAAP

UK GAAP

	March 31, 2002		March 31, 2001
	$000	£000	£000

Fixed assets
Intangible assets	940	662	6,759
Tangible assets	7,533	5,305	4,495
Investments
Joint ventures – share of net assets	4,098	2,886	2,435
Joint ventures – goodwill	2,684	1,890	7,078
Other investments	1	1	2,628

Total Investments	6,783	4,777	12,141

Total fixed assets	15,256	10,744	23,395

Current assets
Stocks	5,578	3,928	3,115
Debtors
due within one year	45,189	31,823	28,598
due after one year	2,488	1,752	2,791
Cash at bank and in hand	71,899	50,633	28,355

Total current assets	125,154	88,136	62,859

Creditors: Amounts falling due within one year	(31,946)	(22,497)	(53,319)

Net current assets	93,208	65,639	9,540

Total assets less current liabilities	108,464	76,383	32,935

Creditors: Amounts falling due after more than one year	(4,259)	(2,999)	(2,318)

Net assets	104,205	73,384	30,617

Capital and reserves
Called up share capital	3,966	2,793	2,079
Share premium account	195,943	137,988	85,822
Other reserves	1,004	707	707
Profit and loss account	(96,708)	(68,104)	(57,991)

Equity shareholders' funds	104,205	73,384	30,617

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EIDOS plc

Consolidated Balance Sheets Reconciled to US GAAP

	March 31, 2002		March 31, 2001
	$000	£000	£000
Reconciliation to US GAAP
Shareholders' funds (prepared under UK GAAP)	104,205	73,384	30,617
Goodwill	19,357	13,632	13,632
Less in process research and development	(3,362)	(2,368)	(2,368)
Less amortisation	(15,995)	(11,264)	(11,617)

	—	—	(353)

Investment in associates – net assets	—	—	204
Investment in associates – goodwill	10,102	7,114	7,114
Less amortisation	(10,102)	(7,114)	(6,626)

	—	—	692

Unrealised appreciation of other investments	—	—	14,185
Deferred tax	—	—	(4,236)

	—	—	9,949

Full consolidation of joint venture company	—	—	(19)
Revenue recognition	—	—	(938)
Deferred bank charges	—	—	1,250

	—	—	293

Shareholders' funds in accordance with US GAAP	104,205	73,384	41,198

Notes:
1.	Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

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EIDOS plc

Consolidated Cash Flow Statement

UK GAAP

	Year ended March 31, 2002		Year ended March 31, 2001
	$000	£000	£000
Net cash (outflow)/inflow from operating activities	(21,936)	(15,448)	1,888

Dividends from joint ventures and associates	1,135	799	136

Returns on investments and servicing of finance
Interest received	1,941	1,367	812
Interest paid	(1,400)	(986)	(3,556)
Interest element of finance lease rentals	(74)	(52)	(24)

	467	329	(2,768)

Taxation
UK corporation tax paid	(12,989)	(9,147)	(12,864)
Foreign tax repaid	4,017	2,829	292

	(8,972)	(6,318)	(12,572)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(3,257)	(2,294)	(1,835)
Sale of tangible fixed assets	14	10	1,126
Sale of other investments	15,849	11,161	(122)

	12,606	8,877	(831)

Acquisitions and disposals
Net cash acquired with subsidiary undertaking	527	371	—

Cash outflow before management of liquid resources and financing	(16,173)	(11,390)	(14,147)

Management of liquid resources
Increase in term deposits	(48,323)	(34,030)	—

Financing
Issue of ordinary share capital	75,090	52,880	796
Capital element of finance lease rental payments	(317)	(223)	(274)

	74,773	52,657	522

Increase/(Decrease) in cash in the period	10,277	7,237	(13,625)

Notes:
2.	Net cash inflow/(outflow) from operating activities is derived from the Group operating loss of £15,538,000 (2001: loss of £52,973,000) adjusted for loss on disposal of fixed assets of £nil (2001: loss of £233,000), depreciation of £2,248,000 (2001: £2,428,000), goodwill amortisation and write offs of £6,906,000 (2001: £10,915,000) and an increase in working capital of £9,064,000 (2001: decrease of £41,285,000).

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Eidos plc Statistical Information for the Period Ended March 31, 2002

Geographical Revenue Mix
(Unaudited)

Six Months

	March 31, 2002		March 31, 2001 (Restated)
	£000s	% of Total	£000s	% of Total
North America	34,365	38.7%	31,921	29.1%
UK/Europe	49,159	55.4%	71,594	65.2%
Rest of World	5,190	5.9%	6,334	5.7%

	88,714	100.0%	109,849	100.0%

Year

	March 31, 2002		March 31, 2001 (Restated)
	£000s	% of Total	£000s	% of Total
North America	40,576	33.7%	43,229	29.4%
UK/Europe	71,402	59.4%	92,820	63.0%
Rest of World	8,302	6.9%	11,205	7.6%

	120,280	100.0%	147,254	100.0%

	Percentage Change	Percentage Change
	Six Months	Year
North America	7.7%	(6.1)%
UK/Europe	(31.3)%	(23.1)%
Rest of World	(18.1)%	(25.9)%

	(19.2)%	(18.3)%

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Platform Revenue Mix (Games Revenue only)
(Unaudited)

Six Months

	March 31, 2002		March 31, 2001 (Restated)
	£000s	% of Total	£000s	% of Total
Console	43,029	51.9%	62,604	62.2%
PC	39,851	48.1%	38,038	37.8%

	82,880	100.0%	100,642	100.0%

Year

	March 31, 2002		March 31, 2001 (Restated)
	£000s	% of Total	£000s	% of Total
Console	59,839	53.9%	80,966	60.6%
PC	51,152	46.1%	52,641	39.4%

	110,991	100.0%	133,607	100.0%

	Percentage Change	Percentage Change
	Six Months	Year

Console	(31.3)%	(26.1)%
PC	4.8%	(2.8)%

	(17.6)%	(16.9)%

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